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                                                              Exhibit 99(a)(11)
                   GRUPO MEXICO INCREASES TENDER OFFER
                        TO ACQUIRE ASARCO INC.
                       TO $29.50 PER SHARE IN CASH

          RECEIVES EARLY TERMINATION TO HART-SCOTT-RODINO WAITING PERIOD

Mexico City (October 7, 1999) -- Grupo Mexico, S.A. de C.V., announced today that it has revised its proposal to acquire all of the outstanding shares of ASARCO Incorporated (NYSE:AR) to increase the price to $29.50 per share in cash. The revised offer, which values ASARCO at $2.24 billion (including assumption of debt), is scheduled to expire at 12:00 midnight, New York City Time, on Monday, October 25, 1999, unless extended.

Following the completion of the tender offer, Grupo Mexico intends to consummate a second step merger in which all remaining ASARCO shareholders will also receive the same cash price paid in the tender offer.

Earlier today, Grupo Mexico sent the following letter to the Board of Directors of ASARCO:

                                                                 October 7, 1999
Board of Directors
ASARCO Incorporated
180 Maiden Lane
New York, NY 10038

Attention: Francis R. McAllister
Chairman and Chief Executive Officer

Dear Members of the Board:

         Based on our assessment of the pending offer by Phelps Dodge Corporation as reflected in your announced agreement with them, and our view of the intrinsic value in ASARCO Incorporated that Grupo Mexico, S.A. de C.V., could realize if Grupo Mexico owned ASARCO, we are today increasing the price in our September 27 tender offer to ASARCO shareholders for all outstanding shares of ASARCO to $29.50 per share in cash. The other terms of our September 27 tender offer remain substantially unchanged.

         Our revised offer provides value to your shareholders that is demonstrably superior to your agreement with Phelps Dodge. This offer represents a premium of 5% over the value of your recently announced agreement with Phelps Dodge based upon the October 6, 1999 closing price of $53.00 per share for Phelps Dodge common stock, and a premium of 59% over ASARCO's unaffected stock price on August 20, 1999, immediately prior to the announcement of Phelps Dodge's proposal.

         As a result, we believe that you can, and indeed are obligated to, meet with us and discuss our revised offer. Accordingly, we request that, pursuant to Section 5.9 of your agreement with Phelps Dodge, you elicit such advice and make such determinations in view of your fiduciary duties so that ASARCO would be in a position to immediately engage in negotiations and discussions with us concerning our superior proposal. We also believe that you cannot, consistent with your fiduciary duties, continue to recommend to your shareholders the transaction with Phelps Dodge in light of our revised offer.

         As before, our execution of a merger agreement would not be contingent upon a due diligence review. Furthermore, in view of the fact that we have been granted "early termination" of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, we are confident that consummation of our proposed transaction is not subject to any material regulatory approvals.

         Our revised offer presents a compelling opportunity for ASARCO and its shareholders to improve upon your existing transaction with Phelps Dodge.

         Our offer, of course, continues to be conditioned upon entering into a negotiated agreement with you. As in the past, we are prepared to meet with you at any time to negotiate the terms of a merger agreement having substantially the same terms and conditions that were contained in the form of merger agreement that was submitted to you on October 5, 1999, modified to
(i) remove our request for the "match" right in connection with competing proposals set forth in the "no-

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shop" provision and replacing it with the relevant provision in your Phelps
Dodge agreement, (ii) reflect the termination of your agreement with Phelps Dodge and (iii) incorporate certain provisions from your agreement with Phelps Dodge, provided that you enter into an agreement with us on or before October 15, 1999.

         Please contact us to schedule a meeting of our respective advisors to bring this situation to a prompt and satisfactory conclusion for the shareholders of both of our companies.

                                         Very truly yours,

                                         GRUPO MEXICO, S.A. de C.V.


                                         By /s/ Daniel Tellechea Salido
                                            -----------------------------------
                                              Daniel Tellechea Salido
                                              Managing Director for
                                              Administration and Finance and
                                              Alternative Director


                                         By /s/ Genaro Guerrero Diaz Mercado
                                            -----------------------------------
                                              Genaro Guerrero Diaz Mercado
                                              Treasurer

cc  J. Michael Schell, Esq.
    Steven Koch

Grupo Mexico is a diversified mining company that ranks among the world's largest copper, zinc and silver producers. The company's business includes mining, smelting and refining in Mexico and is one of the world's lowest-cost operations. Grupo Mexico also operates the largest railroad system in Mexico.

NOTE: Statements in this press release include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.


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